
December 27, 2013

Via E-mail
Leon Black
Chairman and Chief Executive Officer and Director
Apollo Global Management, LLC
9 West 57th Street
43rd Floor
New York, NY 10019

      Re: Apollo Global Management, LLC
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 001-35107

Dear Mr. Black:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 26

Risks Related to Our Organization and Structure, page 53

1.   Please include a separately caption Risk Factor that describes the lack of powers that your Board of Directors has over your operations. Include a discussion of how your Board members are elected to serve on your Board.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Critical Accounting Policies, page 131

Consolidation, page 132

2.   We note that under your general consolidation policy, you consolidate those entities which you control through a majority voting interest or through other means, including those funds for which the general partner is presumed to have control, as well as variable interest entities (VIEs) in which you are the primary beneficiary. Given your involvement with a number of investment vehicles and the fact that only certain of them are consolidated, please revise your future filings to provide a more general understanding of the types of investment vehicles with which you are involved (e.g. partnerships, CLOs, Apollo Funds, etc.), why certain vehicles are considered VIEs vs. voting interest entities (VOEs), and the key considerations in determining whether such entities should be consolidated. Also, consider providing a tabular disclosure that summarizes by vehicle type (e.g. quantify the number of VIEs and VOEs), those vehicles that are consolidated and those that are not consolidated in your financial statements as of the reporting date.

3.   We note in the first sentence that you consolidate AAA because the general partner was presumed to have control. However, your disclosure on page 12 indicates that the general partner of AAA is AAA Guernsey, in which you hold only a 45% ownership interest with the remaining 55% owned by an unaffiliated party. Please address the following:

- Tell us if you consolidate AAA Guernsey and explain your basis for consolidation.
- Explain your basis in concluding that the consolidation of AAA was necessary.

Equity-Based Compensation, page 139

4.   We note your disclosure regarding the methods and assumptions used to estimate a discount for lack of marketability in the valuation of your AOG Units. We also note from your disclosure on page 211 (Note 14, Equity-Based Compensation) that transfer restrictions and lack (or timing) of distribution rights are factored into the valuation of your restricted share units (RSUs); however, you do not disclose the specific methods or assumptions used to determine these discounts. Please revise your future filings to provide this disclosure for your RSUs. Also, consider whether the disclosure pertaining to the valuation of your AOG Units continues to be relevant in light of the fact that compensation expense related to these units has been fully recognized.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 149

5.   You disclose that each segment runs its own risk management process. Please describe
        your policies and procedures related to the reporting of risks from each segment to your
        Board of Directors, your Manager, your Managing Partners and other entities/individuals
        with risk management responsibilities.

Item 8. Financial Statements and Supplementary Data, page 154

Notes to Consolidated Financial Statements, page 165

Note 2 – Summary of Significant Accounting Policies, page 166

Revenues – Advisory and Transaction Fees from Affiliates, page 168

6.   Your disclosure indicates that transaction costs are generally reimbursed by the funds, but
        that those costs incurred in conjunction with broken deals are also included in the
        calculation of the management fee offset. Based on your discussion of your results of
        operations within MD&A, it appears that you account for broken deal costs on a net basis
        as the reimbursement of the broken deal costs is recognized as advisory and transaction
        fee revenues while the costs themselves are recorded as a reduction of such revenues.
        Please provide us with your accounting analysis that supports net reporting of these
        revenues and expenses. We also note that you are reimbursed by the fund or fund's
        portfolio company for all costs incurred for deals that are successfully completed. Tell us
        and clarify in your future filings where reimbursable expenses related to successfully
        completed transactions are reflected in your consolidated statements of operations. Tell
        us how you considered ASC 605-45 in your determination of gross versus net reporting.

7.   Please revise your revenues from advisory and transaction fees from affiliates on page
        158 (Consolidated Statements of Operations) as well as on page 230 (Note 18 - Segment
        Reporting) to indicate that amounts are presented on a net basis (i.e. net of management
        fee offsets)**.**

Profit Sharing Payable, page 175

8.   We note your disclosure regarding the various items that are included in your profit
        sharing payable. We further note that you provide a rollforward of your contingent
        consideration obligations (which are included in profit sharing payable) on page 229. In
        the interest of increased transparency, please consider revising your future filings to
        provide a rollforward of your entire profit sharing payable that separately shows any
        changes in carried interest allocations, contingent consideration obligations, etc.

Note 4 – Investments, page 185

Investments, at Fair value, page 185

9.   We note your disclosure that the sole investment held by AAA is its investment in AAA
        Investments, which is measured based on AAA's share of net asset value of AAA
        Investments. Please address the following:

        • Clarify AAA's ownership interest in AAA Investments given your disclosures
          elsewhere in your filing that indicates that you, or your subsidiaries, hold both the
          general partner interest and sole limited partner interest in AAA Investments.
        • Explain to us how you determined AAA Investments should not be consolidated.
        • We note that AAA Investments is included in your disclosure of equity method
          investments on pages 189 and 190. Explain how this can be the case considering
          you already reflect your investment in AAA Investments as an investment at fair
          value on page 185.

Fair Value Measurements, page 192

10.   We note your disclosure on page 194 summarizing a look-through of your Level III
        investments by valuation methodology of the underlying securities held by AAA
        Investments. Although you disclose that the vast majority of these investments (which
        primarily consist of your investment in Athene) are valued using a discounted cash flow
        model and that the discount rate is a significant assumption used in this model, you do
        not provide quantitative information about the discount rate(s) used. Accordingly, please
        revise your disclosure in future filings to provide quantitative information about the
        significant unobservable inputs used in the valuation of your Level III investments as
        required by ASC 820-10-50-2bbb.

11.   As a related matter, please revise your disclosure in future filings to enhance your
        description of the valuation methodology used to value your investment in Athene given
        your current ownership level. For example, if true, explain how you use a discounted
        cash flow model to estimate the fair value of Athene as a whole, and then multiply this
        valuation by your ownership percentage in order to determine the fair value of your
        investment in Athene.

Item 10. Directors, Executive Officers and Corporate Governance, page 242

12.   We note from your risk factor on page 55 that you may elect not to comply with certain
        corporate governance requirements of the NYSE. Additionally, we note that a majority
        of your board members are independent directors. Please identify the corporate
        governance requirements that you elected not to comply with pursuant to the exceptions
        available to a controlled company.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 261</u>

13.   We note your disclosure that your Strategic Investors, CalPERS and ADIA hold 45% of
        the class A shares outstanding. Please include the Strategic Investors in future versions
        of this chart or explain your basis for excluding them.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Angela Connell at (202) 551-3426 or Hugh West, Accounting Branch
Chief at (202) 551-3872 if you have questions regarding comments on the financial statements
and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with
any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director